Exhibit (a)(1)(viii)

[FORM OF E-MAIL CONFIRMING RECEIPT OF WITHDRAWL FORM]

E-mail address:

Subject: Confirmation of your Election to Withdraw Options Tendered for Exchange

We have received your notice form withdrawing your options you previously tendered for exchange. The options you have elected to withdraw from the exchange are below.

[Insert list of individual’s previously tendered options.]

If you wish to participate in the exchange, you must re-tender your options in accordance with the procedures set forth in Section 4 of the offer document before the offer expiration time.

You can access your election form from the July 6, 2005 email from Dick Harrison or by going to the Stock Information Center page on the PTConnector.

If you have any questions, please email us at stockoptions@ptc.com.